Exhibit 99.1

trivago N.V. Announces Restoration of Trading in its ADRs on German Stock Exchanges

DÜSSELDORF, GERMANY – June 29, 2026 - trivago N.V. (NASDAQ: TRVG) announced today that trading in its American Depositary Receipts (the “ADRs”) on the Frankfurter Wertpapierbörse, Freiverkehr (Frankfurt Stock Exchange's Open Market) resumed on June 26, 2026, following the issuance of the required settlement declaration by Clearstream Europe AG (“Clearstream”), the central securities depository for Germany.

Trading in trivago ADRs on German stock exchanges had been suspended in accordance with the announcement of the Frankfurter Wertpapierbörse (Frankfurt Stock Exchange) dated November 17, 2023, regarding the suspension of price quotation in the Freiverkehr (Open Market). The suspension followed Clearstream's decision not to issue a new settlement declaration in connection with the ISIN change associated with the ratio change under the Company's ADS program.

Clearstream has now issued the previously outstanding settlement declaration. Accordingly, the conditions for the restoration of trading in trivago ADRs on German stock exchanges have been satisfied. The settlement declaration issued by Clearstream applies to all German stock exchanges on which trivago ADRs are admitted for trading. trivago ADRs continue to be traded on the Company’s main listing venue, the Nasdaq Stock Market, under the symbol “TRVG.”

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform, and one of the most recognized travel brands in the world. When travelers search for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and deliver the best deal to book, saving them time and money — so every traveler feels smart and confident about their booking. Powered by AI, we personalize and simplify hotel search for millions of travelers, connecting them with more than 7.0 million hotels and other accommodations across more than 190 countries.

Investor Contact
ir@trivago.com

Media Contact
comms@trivago.com